FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

COMMISSION FILE NO. 000-19696

Part 1

[SERENA Logo]	[Merant Logo]

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	3 March 2004

Recommended Cash and Share Offer

by

SERENA Software, Inc.

and by

Lehman Brothers

on its behalf

(outside of the United States)

for

the entire issued and to be issued share capital of

Merant plc

The Boards of SERENA Software, Inc. (“SERENA”) and Merant plc (“Merant”) announce that they have reached agreement on the terms of a recommended cash and share offer (the “Offer”) to be made by SERENA and by Lehman Brothers on its behalf (outside of the United States) for the entire issued and to be issued share capital of Merant, including Merant Shares represented by Merant ADSs.

Strategic rationale

•	The acquisition of Merant will create the second largest provider of Enterprise Change Management (“ECM”) software solutions, serving the complex change management needs of at least 46 of the Fortune 50 largest companies worldwide, with a resulting combined installed base of over 15,000 customers. SERENA believes this installed base will provide the combined companies with distribution leverage to cross sell products, expand into new geographies, create new opportunities in channel development and generate a profitable and steady maintenance revenue stream.

•	The combination brings together two leaders in ECM with the complementary strengths of SERENA on mainframe platforms and Merant on distributed systems platforms and similar visions for future market share expansion.

•	The boards of directors of SERENA and Merant believe the combination should deliver significant strategic benefits and provide opportunities to reduce expenses and that the combined group would:

•	create the leading ECM vendor with integrated software solutions running on all major operating systems, from the mainframe to UNIX, LINUX and NT distributed systems environments all the way to the worldwide web;

•	accelerate SERENA’s ability to offer customers its vision of application life cycle management solutions branded as SERENA’s Application Framework for Enterprises (SAFE™), thereby accessing larger markets and enabling the combined group to compete more effectively; and

•	offer significant potential cost savings in the areas of overlap such as dual exchange listing, dual public company compliance obligations and dual administrative infrastructures as well as a number of other duplicative areas and initiatives.

Summary of the Offer terms

•	The Offer is 195 pence for each Merant Share which comprises 136.5 pence in cash and 0.04966 of a new SERENA Share. This is based on an exchange rate of US$1.8488 : £1.00 and a price per SERENA Share of US$21.78 (as explained in Appendix II).

•	SERENA will offer a mix and match election under which Merant Securityholders who validly accept the Offer may request to vary the proportions in which they receive SERENA Shares and cash in respect of their Merant Shares.

•	At 195 pence for each Merant Share, the Offer values the entire issued share capital of Merant at approximately £206 million (US$380 million). This is based on an exchange rate of US$1.8488 : £1.00 and a price per SERENA Share of US$21.78 (as explained in Appendix II). As of 31 January 2004, Merant had net cash and equivalents of £38.8 million (US$70.7 million based on an exchange rate of US$1.8202 : £1.00).

•	At 195 pence for each Merant Share, the Offer represents a premium of approximately:

(i)	25 per cent. to the Closing Price of 155.5 pence per Merant Share on 2 March 2004, the last dealing day prior to the date of this announcement of the Offer; and

(ii)	34 per cent. to the average daily Closing Price of 145.8 pence per Merant Share for the three months ended 2 March 2004.

•	On 2 March 2004 (the last dealing day prior to the date of this announcement of the Offer) at the then prevailing exchange rate of US$1.8386 : £1.00 and a SERENA Share Price of $20.95, the Offer values each Merant Share at 193 pence. On this basis, the Offer represents a premium of approximately 24 per cent. to the Closing Price of 155.5 pence per Merant Share on 2 March 2004.

•	SERENA has received irrevocable undertakings to accept the Offer representing approximately 7.4 per cent. of Merant’s existing issued share capital. SERENA has also received confirmations of intent to accept the Offer, representing in aggregate approximately 27.4 per cent. of Merant’s existing issued share capital.

•	In addition, SERENA has received an irrevocable undertaking from one Merant Director, Gerald Perkel, to accept the Offer in respect of all Merant Shares he receives as a result of the exercise of options during the period whilst the Offer is open for acceptance, representing up to 1,500,000 Merant Shares. No other Merant Director holds any options over Merant Shares.

•	Gerald Perkel, President and Chief Executive Officer of Merant, has agreed to join the Board of SERENA as a director, subject to the Offer becoming or being declared unconditional in all respects.

•	The Merant Board, which has been so advised by UBS Investment Bank considers the terms of the Offer fair from a financial point of view. In providing advice to the Merant Board, UBS Investment Bank has taken account of the Merant Board’s commercial assessments. Accordingly, the Merant Directors intend unanimously to recommend that Merant Securityholders accept the Offer.

Commenting on today’s announcement, Mark Woodward, President and Chief Executive Officer of SERENA, said:

“The acquisition of Merant brings together two of the leading companies meeting the ECM needs of many of the largest companies in the world. The combination will create a significant installed base of ECM customers that will not only generate a highly profitable maintenance revenue stream, but provide us with an opportunity to grow by cross selling our products. As each of us has complementary technologies and similar visions for future growth, the combination makes perfect business and financial sense.”

Gerald Perkel, President and Chief Executive Officer of Merant, said:

“The combination of Merant and SERENA creates an international industry leader in ECM software. We believe the combination of Merant and SERENA creates a unique combination of products, technology and people that can enable the expansion of applications for change management. We are also pleased that this transaction delivers incremental value to our shareholders.”

Enquiries

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Merant plc
Gerald Perkel	Tel: +1 (503) 617 2735
Scott Hildebrandt	Tel: +1 (503) 617 2401

Lehman Brothers (Financial Adviser to SERENA)
Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

UBS Investment Bank (Financial Adviser to Merant)
Seth Ferguson	Tel: +1 (415) 352 5650
K.S. Jangbahadur
John Woolland	Tel: + 44 (0) 20 7567 8000

SERENA has scheduled a conference call briefing on Wednesday 3 March 2004 at 3:30pm (San Francisco time) / 11:30pm (London time) / 6:30pm (New York time). A live simulcast and replay of the conference call will be available through SERENA at www.serena.com/03032004conferencecall for seven calendar days. A replay of the call will be available up to 10 March 2004 by dialing +1 (706) 645 9291 code #5839152.

The SERENA Directors accept responsibility for the information contained in this announcement which relates to the SERENA Group and the SERENA Directors. To the best of the knowledge and belief of the SERENA Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Merant Directors accept responsibility for the information contained in this announcement which relates to the Merant Group and the Merant Directors. To the best of the knowledge and belief of the Merant Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

UBS Investment Bank is acting for Merant in connection with the Offer and no one else and will not be responsible to anyone other than Merant for providing the protections afforded to customers of UBS Investment Bank, nor for providing advice in relation to the Offer.

This announcement does not constitute an offer or an invitation to purchase any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

It should be noted that by virtue of the conflicting provisions of the Code and the US securities laws, the Panel has agreed that the Acceptance Condition may be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other Conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The Acceptance Condition in paragraph 1(a) of Appendix I has been drafted accordingly.

Unless otherwise determined by SERENA before publication of the Offer Document, it is not intended that the Offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA will be filing a Registration Statement on Form S-4 with the SEC with respect to the SERENA Shares to be issued in the Offer which will include all information to be contained in the Offer Document. In addition, SERENA will file a Tender Offer Statement and other related documentation and Merant will file a Solicitation/Recommendation Statement with the SEC on the date the Offer Document is mailed to Merant Securityholders. Free copies of these documents will be available on the SEC’s web site at www.sec.gov. The Registration Statement on Form S-4 and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement on Form S-4, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation when they become available as they will contain important information.

This announcement may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 of the United States. These statements by their nature involve risks and uncertainties and there are many factors that may cause actual results to differ materially from these statements. Such factors include economic, competitive and technological factors affecting SERENA’s and Merant’s operations, markets, services and prices as well as SERENA’s ability to integrate Merant’s businesses with SERENA’s and to realise synergies from the acquisition and the other factors detailed in SERENA’s and Merant’s SEC filings. The safe harbour protection afforded by the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with the Offer.

The Panel wishes to draw the attention of member firms of Nasdaq to certain UK dealing disclosure requirements following this announcement, which commences an Offer Period in accordance with the Code. The Code is published and administered by the Panel. An Offer Period is deemed to commence at the time when an announcement is made of a proposed or possible offer, with or without terms. Merant has equity securities traded on the London Stock Exchange and Nasdaq. SERENA has equity securities traded on Nasdaq.

The disclosure requirements referred to above are set out in more detail in Rule 8 of the Code. In particular Rule 8.3 requires public disclosure of dealings during the Offer Period by persons who own or control or pursuant to an agreement or understanding (whether formal or informal), or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Merant and/or SERENA. Relevant securities include Merant Securities, SERENA Shares and instruments convertible into either Merant Securities or SERENA Shares. In the case of the Offer, this requirement will apply until the end of the Offer Period.

Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service in the UK and to the Panel (fax number: +44 (0)20 7638 1554).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of Merant or SERENA, whether in the US or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7638 0129, fax number: +44 (0)20 7638 1554).

This summary should be read in conjunction with the full text of the attached announcement. Appendix III to the attached announcement contains definitions of certain expressions used in this summary announcement.

Part 2

[SERENA Logo]	[Merant Logo]

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	3 March 2004

Recommended Cash and Share Offer

by

SERENA

and by

Lehman Brothers

on its behalf

(outside of the United States)

for

the entire issued and to be issued share capital of

Merant

1. Introduction

The Boards of SERENA Software, Inc. (“SERENA”) and Merant plc (“Merant”) announce that they have reached agreement on the terms of a recommended cash and share offer (the “Offer”) to be made by SERENA and by Lehman Brothers on its behalf (outside of the United States) for the entire issued and to be issued share capital of Merant, including Merant Shares represented by Merant ADSs.

The Offer is 195 pence for each Merant Share which comprises 136.5 pence in cash and 0.04966 of a new SERENA Share. This is based on an exchange rate of US$1.8488 : £1.00 and a price per SERENA Share of US$21.78 (as explained in Appendix II).

At 195 pence for each Merant Share, the Offer represents a premium of approximately:

(i)	25 per cent. to the Closing Price of 155.5 pence per Merant Share on 2 March 2004, the last dealing day prior to the date of this announcement of the Offer; and

(ii)	34 per cent. to the average daily Closing Price of 145.8 pence per Merant Share for the three months ended 2 March 2004.

On 2 March 2004 (the last dealing day prior to the date of this announcement of the Offer) at the then prevailing exchange rate of US$1.8386 : £1.00 and a SERENA Share Price of $20.95, the Offer values each Merant Share at 193 pence. On this basis, the Offer represents a premium of approximately 24 per cent. to the Closing Price of 155.5 pence per Merant Share on 2 March 2004.

SERENA has received irrevocable undertakings to accept the Offer in respect of approximately 7.4 per cent. of Merant’s existing issued ordinary share capital and confirmations of intent to accept the Offer in respect of a further 27.4 per cent. Further details of these undertakings and confirmation of intent are provided in paragraph 5 below.

2. The Offer

The Offer, which will be made on the terms and subject to the conditions set out below and in Appendix I to this announcement, and the further terms which will be set out in full in the Offer Document and the accompanying Acceptance Form(s), will be made on the following basis:

for every 1 Merant Share	136.5 pence in cash and 0.04966 of a new SERENA Share

for every 1 Merant ADS (each ADS representing 5 Merant Shares)	682.5 pence in cash and 0.2483 of a new SERENA Share

At 195 pence for each Merant Share, the Offer values the entire issued share capital of Merant at approximately £206 million (US$380 million). This is based on an exchange rate of US$1.8488 : £1.00 and price per SERENA Share of US$21.78 (as explained in Appendix II).

SERENA expects that the number of SERENA Shares that will be issued on full acceptance of the Offer will not be more than 5.9 million (representing approximately 13.3 per cent. of the issued and outstanding common stock of SERENA, as enlarged as a result of the Offer).

The new SERENA Shares issued to Merant Securityholders who accept the Offer will be credited as fully paid, will rank pari passu in all respects with existing SERENA Shares and will be entitled to all dividends and other distributions declared, made or paid after the date hereof. Appropriate adjustments to the number of SERENA Shares paid in the Offer will be made if SERENA effects a stock split, stock dividend or reverse stock split. The new SERENA Shares are expected to be authorised for listing, subject to official notice of issuance, on Nasdaq. It is not expected that application will be made for the new SERENA Shares to be admitted to dealings on any other stock exchange.

The Offer will extend, subject to the terms and conditions to be set out in the Offer Document and Acceptance Form(s), to all Merant Shares unconditionally allotted or issued on the date on which the Offer is made and any further Merant Shares unconditionally allotted or issued while the Offer remains open for acceptance (or prior to such earlier date as SERENA may, subject to the Code, decide). As part of the Offer being made to Merant Shareholders, an offer will also be made to holders of Merant ADSs to tender the Merant Shares underlying such ADSs into the Offer.

The Merant Shares will be acquired by SERENA pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid hereafter.

Fractions of new SERENA Shares will not be issued to accepting Merant Securityholders. Fractional entitlements to the new SERENA Shares will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the holders of Merant Shares entitled to them. Such payment will be made in pounds sterling, the proceeds having been converted from US Dollars at a prevailing exchange rate selected by SERENA at the time of payment. However, individual entitlements to amounts of less than £2.50 will not be paid to holders of Merant Shares but will be retained for the benefit of the enlarged SERENA Group.

If sufficient acceptances are received and/or sufficient Merant Shares are otherwise acquired, SERENA intends to apply the provisions of Sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Merant Shares to which the Offer relates.

When the Offer becomes or is declared unconditional in all respects, SERENA intends to procure the making of an application by Merant for the removal of Merant Shares from the Official List and for the cancellation of trading in Merant Shares on the London Stock Exchange’s market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. In such circumstances SERENA also intends to apply for de-listing of the Merant ADSs from Nasdaq. Such de-listings and cancellation would significantly reduce the liquidity and marketability of any Merant Securities in respect of which the Offer has not been accepted.

SERENA and Merant have agreed that in certain circumstances they may choose to implement the acquisition of the Merant Shares by way of a scheme of arrangement under Section 425 of the Companies Act rather than the Offer. Further details are set out in Part 2 of Appendix I.

3. Mix and Match election

Merant Securityholders who validly accept the Offer will be able to request under the mix and match election to vary the proportions in which they receive SERENA Shares and cash in respect of their Merant Securities.

The maximum number of new SERENA Shares to be issued under the Offer and the maximum amount of cash to be paid under the Offer will not be varied as a result of the mix and match election. Accordingly, a Merant Securityholder’s mix and match election will be satisfied only to the extent that other Merant Securityholders make opposite elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. To the extent that elections can be satisfied, electing Merant Securityholders will receive new SERENA Shares instead of cash, and vice versa.

Accordingly, Merant Securityholders who make mix and match elections will not know the exact number of new SERENA Shares or the amount of cash they will receive until settlement of the consideration under the Offer, although an announcement of the approximate extent to which mix and match elections will be satisfied will be made two days after the mix and match election ceases to be open for acceptance.

Insofar as a Merant Securityholder is entitled to receive additional cash under the mix and match election, it will be payable in an amount per SERENA Share equal to £11.78 for each such SERENA Share (and proportionately for each part thereof) to which the shareholder would otherwise have been entitled under the basic terms of the Offer if the shareholder had not elected to receive additional cash. This is based on an exchange rate of US$1.8488 : £1.00 and price per SERENA Share of US$21.78 (as explained in Appendix II).

Although the Offer will remain open for a subsequent offer period of at least 14 calendar days after the date on which the Offer becomes or is declared unconditional in all respects, the mix and match election will remain open until, but not beyond, 3:00pm London time, 10:00am New York City time on the date falling five calendar days after the Offer becomes or is declared unconditional in all respects. Mix and match elections must be made at the same time as the acceptances of the Offer to which they relate, on the relevant Acceptance Form. Merant Securityholders who do not make a mix and match election or who do not accept the Offer until after the fifth calendar day after the Offer becomes or is declared unconditional in all respects will receive the basic entitlement of 136.5 pence in cash and 0.04966 of a new SERENA Share for every Merant Share held (directly or through ADSs).

A mix and match election made by a Merant Securityholder may not be changed after the time that it is first made on the relevant Acceptance Form. However, acceptances, including the associated mix and match election, may be withdrawn in accordance with the procedures that will be set out in the Offer Document.

The mix and match election will be conditional upon the Offer becoming or being declared unconditional in all respects.

4. Recommendation

The Merant Board, which has been so advised by UBS Investment Bank, considers the terms of the Offer fair from a financial point of view. In providing advice to the Merant Board, UBS Investment Bank has taken account of the Merant Board’s commercial assessments. Accordingly, the Merant Directors intend unanimously to recommend that Merant Securityholders accept the Offer.

Merant Directors have irrevocably undertaken to accept the Offer in respect of their own beneficial holdings, comprising 381,389 Merant Shares in aggregate (representing 0.36 per cent. of Merant’s existing issued share capital). One Merant Director, Gerald Perkel, has also irrevocably undertaken to accept the Offer in respect of all Merant Shares he receives as a result of the exercise of options during the period whilst the Offer is open for acceptance, representing up to 1,500,000 Merant Shares. No other Merant Director holds any options over Merant Shares.

5. Undertakings and confirmations of intent to accept the Offer

SERENA has received undertakings and confirmations of intent to accept the Offer from certain Merant Securityholders as set out below. The percentage figures are based on the number of Merant Shares in issue on 2 March 2004, being the latest practicable date prior to the date of this announcement.

Shareholder	Number of Merant Shares	Per cent.	Options
Undertakings
J Michael Gullard	126,774	0.12%	—
Michel Berty	24,758	0.02%	—
Harold Hughes	134,758	0.13%	—
Barry X Lynn	24,758	0.02%	—
Gerald Perkel	45,583	0.04%	1,500,000
Don C Watters	24,758	0.02%	—
Merant Trustees Limited	7,415,488	7.03%	—

Total Undertakings	7,796,877	7.39%	—

Confirmations of Intent
Merant Securityholders(1)	28,862,097	27.35%	—

Total	36,658,974	34.74%	—

(1)	Including Schroder Investment Management Limited who hold 22,135,805 Merant Shares (20.98%)

SERENA has therefore received undertakings to accept the Offer in respect of 7,796,877 Merant Shares in aggregate, representing approximately 7.4 per cent. of Merant’s existing issued ordinary share capital and confirmation of intent to accept the Offer in respect of a further 28,862,097 Merant Shares in aggregate, representing an additional 27.4 per cent.

The undertakings provided by the Merant Directors cease to be binding only if the Offer lapses or is withdrawn or if the Offer Document is not posted within 28 days of this announcement (or such longer period as may be agreed with the Panel).

The undertaking provided by Merant Trustees Limited ceases to be binding in the same circumstances as those provided by Merant Directors but in addition will lapse if a higher offer is made by a third party: (i) which is recommended by Merant and SERENA has not increased its offer within 7 days; or (ii) such offer is declared unconditional in all respects.

The confirmations of intent are non-legally binding statements of current intentions.

6. Inducement fee

In consideration of, and as an inducement to, SERENA making an offer for Merant, Merant has agreed to pay SERENA a fee of £2.06 million (US$3.79 million based on an exchange rate of US$1.8386 : £1.00) in certain limited circumstances.

Save in certain limited circumstances including failure to obtain approval for the Offer under the HSR Act or other applicable antitrust law, this fee is payable on either of the following events:

(a) if a higher competing offer or other competing transaction (or an intention to do either) is publicly announced by a third party, and the Merant Board fails to reaffirm its unanimous recommendation of the Offer and subsequently the Offer lapses or is withdrawn; or

(b) if the Board of Merant withdraws or modifies its recommendation of the Offer.

7. Information on SERENA

SERENA is an industry leader in ECM solutions focused on the mainframe platform. For over twenty years SERENA has focused exclusively on providing solutions that help companies automate change to the applications that run their businesses. Today its products are in use at over 3,600 customer sites – including at least 46 of the Fortune 50. SERENA believes its SERENA Application Framework for Enterprises (SAFE™) is the next step in ECM, providing cross-platform, cross-process and cross-organizational support across application life cycle processes. With headquarters in San Mateo, California, SERENA serves customers worldwide through local offices and an international network of distributors.

SERENA Shares are listed on Nasdaq under the symbol SRNA. SERENA has a current market capitalisation of approximately US$803 million based on the Closing Price on 2 March 2004 being the last dealing day prior to the date of this announcement. In the year ended 31 January 2004 SERENA reported profit before tax of US$33.7 million on revenues of US$105.6 million. As at 31 January 2004 SERENA had total cash and investments of US$377 million.

8. Information on Merant

Merant is a leading provider of software and services for managing code, content and other business-critical assets. Merant designs, develops and markets software products and services for ECM, software configuration management and web content management, under the Merant brand (formerly the PVCS® brand). Merant solutions help companies improve their ability to manage change of software applications, code and web content. Merant software is used for software configuration management and web content management. In the year ended 30 April 2003, Merant generated approximately half its revenue from maintenance fees, 38 per cent. from the sale of licenses and the remainder of its revenue from consulting and training. Merant has approximately 535 employees worldwide.

Merant Shares are listed on the Official List and publicly traded on the London Stock Exchange under the symbol MRN, and (in ADS form) on Nasdaq under the symbol MRNT. Merant has a current market capitalization of approximately £164 million based on the Closing Price on 2 March 2004 being the last dealing day prior to the date of this announcement. In the year ended 30 April 2003, under UK GAAP, Merant reported profit before tax, amortisation of goodwill and exceptional charges of US$5.472 million on revenues of US$122.1 million, using average monthly exchange rates.

Merant released its unaudited third quarter results on 3 March 2004. For the unaudited nine months to 31 January 2004, under UK GAAP, Merant reported: revenue of US$91.7 million and profit before taxation, amortisation of goodwill and exceptional charges of US$7.6 million, using average monthly exchange rates. As at 31 January 2004 Merant had net cash of US$70.7 million. This is based on an exchange rate of US$1.8202 : £1.00 on 31 January 2004.

9. Strategic rationale and background to the Offer

The acquisition of Merant will create the second largest provider of ECM software solutions, serving the complex change management needs of at least 46 of the Fortune 50 largest companies worldwide, with a resulting combined installed base of over 15,000 customers. SERENA believes this installed base will provide the combined companies with distribution leverage to cross sell products, expand into new geographies, create new opportunities in channel development and generate a profitable and steady maintenance revenue stream.

The combination brings together two leaders in ECM with the complementary strengths of SERENA on mainframe platforms and Merant on distributed systems platforms and similar visions for future market share expansion.

The boards of directors of SERENA and Merant believe the combination should deliver significant strategic benefits and provide opportunities to reduce expenses and that the combined group would:

•	create the leading ECM vendor with integrated software solutions running on all major operating systems, from the mainframe to UNIX, LINUX and NT distributed systems environments all the way to the worldwide web;

•	combine SERENA’s market leading mainframe Software Configuration Management (“SCM”) with Merant’s market leading enterprise distributed SCM product;

•	deepen and strengthen the customer base by combining SERENA’s more than 3,600 customers with Merant’s more than 15,000 customer accounts;

•	accelerate SERENA’s ability to offer customers its vision of application life cycle management solutions branded as SERENA’s Application Framework for Enterprises (SAFE™), thereby accessing larger markets and enabling the combined group to compete more effectively; and

•	offer significant potential cost savings in the areas of overlap such as dual exchange listing, dual public company compliance obligations and dual administrative infrastructures as well as a number of other duplicative areas and initiatives.

Both SERENA and Merant have been pursuing similar strategies and strategic investments to enable the application of change management technology beyond SCM to broader applications within information technology.

10. Management and employees

SERENA recognises the importance to Merant’s business of the skills and experience of Merant’s management team and employees.

SERENA has given assurances to the Merant Board that the existing employment rights, including pension rights, of the management and employees of Merant will be fully honoured.

Gerald Perkel, President and Chief Executive Officer of Merant, has agreed to join the Board of SERENA as a director, subject to the Offer becoming or being declared unconditional in all respects.

11. Merant Share Schemes

The Offer will extend, subject to the terms and Conditions to be set out in the Offer Document and Acceptance Form(s), to all Merant Shares unconditionally allotted or issued fully paid (or credited as fully paid) upon exercise of options under the Merant Share Schemes while the Offer remains open for acceptance (or until such earlier date as SERENA may, subject to the provisions of the Code, determine). Appropriate proposals will be made to the holders of options under the Merant Share Schemes in due course and further information will be available in the Offer Document.

12. Financing of cash component

SERENA intends to fund the cash component of the Offer from its existing cash resources.

13. General

Save for the irrevocable undertakings or as disclosed herein, neither SERENA nor any director of SERENA, nor to SERENA’s knowledge, any person acting in concert with SERENA, owns or controls any Merant Securities or holds any options to purchase any Merant Shares or has entered into any derivative referenced to securities of Merant which remain outstanding. In the interests of secrecy, SERENA has not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with it for the purpose of the Offer.

The timetable for the Offer will be as approved by the Panel but will also be subject to certain requirements of the SEC. The formal Offer Document, setting out details of the Offer, and enclosing the Acceptance Form(s), will be dispatched to Merant Securityholders in due course.

This announcement does not constitute an offer or an invitation to purchase any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

Unless otherwise determined by SERENA before publication of the Offer Document, it is not intended that the Offer will be made, directly or indirectly, in or into Australia, Canada or Japan and in such circumstances it will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA and Merant have agreed that in certain circumstances they may choose to implement the acquisition of the Merant Shares by way of scheme of arrangement under Section 425 of the Companies Act. Further details are set out in Part 2 of Appendix I.

The SERENA Directors accept responsibility for the information contained in this announcement which relates to the SERENA Group and the SERENA Directors. To the best of the knowledge and belief of the SERENA Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Merant Directors accept responsibility for the information contained in this announcement which relates to the Merant Group and the Merant Directors. To the best of the knowledge and belief of the Merant Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

UBS Investment Bank is acting for Merant in connection with the Offer and no one else and will not be responsible to anyone other than

Merant for providing the protections afforded to customers of UBS Investment Bank, nor for providing advice in relation to the Offer.

It should be noted that by virtue of the conflicting provisions of the Code and the US securities laws, the Panel has agreed that the Acceptance Condition may be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other Conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The Acceptance Condition in paragraph 1 (a) of Appendix I has been drafted accordingly.

The Panel wishes to draw the attention of member firms of Nasdaq to certain UK dealing disclosure requirements following this announcement, which commences an Offer Period in accordance with the Code. The Code is published and administered by the Panel. An Offer Period is deemed to commence at the time when an announcement is made of a proposed or possible offer, with or without terms. Merant has equity securities traded on the London Stock Exchange and Nasdaq. SERENA has equity securities traded on Nasdaq.

The disclosure requirements referred to above are set out in more detail in Rule 8 of the Code. In particular Rule 8.3 requires public disclosure of dealings during the Offer Period by persons who own or control or pursuant to an agreement or understanding (whether formal or informal), or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Merant and/or SERENA. Relevant securities include Merant Securities, SERENA Shares and instruments convertible into either Merant Securities or SERENA Shares. In the case of the Offer for Merant, this requirement will apply until the end of the Offer Period.

Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service in the UK and to the Panel (fax number: +44 (0)20 7638 1554).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of Merant or SERENA, whether in the US or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7638 0129, fax number: +44 (0)20 7638 1554).

As at 2 March 2004, the last practical date prior to this announcement:

(i)	there were 105,516,545 Merant Shares (International Securities Identification Number GB0002483831 for Merant Shares listed on the London Stock Exchange and US5873361084 for Merant ADSs) in issue;

(ii)	there were 38,352,090 SERENA Shares (International Securities Identification Number US8174921010) in issue;

(iii)	Merant had outstanding options to subscribe for up to 16,443,389 Merant Shares (excluding options over issued Merant Shares granted by Merant’ employee benefit trusts);

(iv)	SERENA had vested and unvested options outstanding in respect of 4,980,959 SERENA Shares; and

(v)	SERENA had convertible bonds (International Securities Identification Number US817492AA91) outstanding which in certain circumstances may convert into up to 9,912,694 SERENA Shares.

SERENA will be filing a Registration Statement on Form S-4 with the SEC with respect to the SERENA Shares to be issued in the Offer which will include all information to be contained in the Offer Document. In addition, SERENA will file a Tender Offer Statement and other related documentation and Merant will file a Solicitation/Recommendation Statement with the SEC on the date the Offer Document is mailed to Merant Securityholders. Free copies of these documents will be available on the SEC’s web site at www.sec.gov. The Registration Statement on Form S-4 and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement on Form S-4, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation when they become available as they will contain important information.

This announcement may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 of the United States. These statements by their nature involve risks and uncertainties and there are many factors which may cause actual results to differ materially from these statements. Such factors include economic, competitive and technological factors affecting SERENA’s and Merant’s operations, markets, services and prices as well as SERENA’s ability to integrate Merant’s businesses with SERENA’s and to realise synergies from the acquisition and the other factors detailed in SERENA’s and Merant’s SEC filings. The safe harbour protection afforded by the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with the Offer.

Appendix III to this announcement contains definitions of certain expressions used in this announcement.

Enquiries

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Merant plc
Gerald Perkel	Tel: +1 (503) 617 2735
Scott Hildebrandt	Tel: +1 (503) 617 2401

Lehman Brothers (Financial Adviser to SERENA)
Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

UBS Investment Bank (Financial Adviser to Merant)
Seth Ferguson	Tel: +1 (415) 352 5650
K.S. Jangbahadur

John Woolland	Tel: + 44 (0) 20 7567 8000

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

1.	Conditions of the Offer

The Offer, which will be made by SERENA on its own behalf in the United States and by Lehman Brothers on behalf of SERENA elsewhere, will be subject to the following conditions:

(a)	valid acceptances being received (and not, where permitted, withdrawn) by not later than 3:00 pm (London time), 10:00 am (New York City time), on the first closing date of the Offer (or such later time(s) and/or date(s) as SERENA may, subject to the rules of the City Code or with the consent of the Panel and in accordance with the Exchange Act, decide) in respect of not less than 90 per cent. (or such lower percentage as SERENA may decide) in nominal value of the Merant Securities to which the Offer relates, provided that this condition will not be satisfied unless SERENA (together with any of its wholly-owned subsidiaries) shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Merant Securities carrying, in aggregate, more than 50 per cent. of the voting rights then exercisable at general meetings of Merant, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Merant Securities which are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise and; for this purpose:

(i)	the expression “Merant Securities to which the Offer relates” shall be construed in accordance with sections 428 to 430F of the Companies Act; and

(ii)	Merant Securities which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

provided that, unless SERENA otherwise determines, this condition (a) shall be capable of being satisfied only at a time when all of the other conditions (b) to (k) inclusive have been either satisfied, fulfilled or, to the extent permitted, waived.

(b)	the new SERENA Shares having been authorised for listing, subject to official notice of issuance, on Nasdaq and the Registration Statement having been declared effective;

(c)	no Third Party having taken, instituted, implemented or threatened in writing any action, proceedings, suit, investigation or enquiry, or made, proposed or enacted, any statute, regulation or order or taken any other steps and there continuing not to be outstanding any statute, regulation, order or other matter which in each case would reasonably be expected to:

(i)

make the Offer, its implementation or the acquisition or proposed acquisition by SERENA or any U.S. or U.K. subsidiary of SERENA of any or all shares or other securities in (or the equivalent), or control or management of, Merant or any member of the Wider Merant Group void, illegal or unenforceable in or under the laws of any relevant jurisdiction, or otherwise directly or indirectly materially restrain, prevent, prohibit, materially restrict or materially delay the same or impose additional material conditions or obligations with respect to the Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the acquisition or proposed acquisition of any Merant Securities or the acquisition of control of Merant or the Wider Merant Group by SERENA;

(ii)	limit or delay the ability of any member of the SERENA Group or any member of the Wider Merant Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider Merant Group or any member of the SERENA Group to an extent which is material in the context of the Offer;

(iii)	require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the SERENA Group of any shares or other securities (or the equivalent) in Merant to an extent which is material in the context of the Offer;

(iv)	require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the SERENA Group or by any member of the Wider Merant Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof to an extent which is material in the context of the Wider Merant Group taken as a whole or the SERENA Group taken as a whole;

(v)	except pursuant to Part XIIIA of the Companies Act, require any member of the SERENA Group or of the Wider Merant Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party or to sell or offer to sell any shares or other securities (or the equivalent in), or any asset or any member of the Wider Merant Group to an extent which is material in the context of the Wider Merant Group taken as a whole or the SERENA Group taken as a whole;

(vi)	limit the ability of any member of the SERENA Group or of the Wider Merant Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the SERENA Group or of the Wider Merant Group to an extent which is material in the context of the Offer;

(vii)	result in any member of the SERENA Group or the Wider Merant Group ceasing to be able to carry on business under any name under which it presently does so to an extent which is material in the context of the Wider Merant Group taken as a whole or the SERENA Group taken as a whole; or

(viii)	otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider Merant Group or of the SERENA Group to an extent which is material in the context of the Offer, and

(ix)	all applicable time periods during which any Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated;

(d)	without limitation to condition (c) above:

(i)	all filings having been made and all or any applicable waiting periods and other time periods (including any extensions thereof) under the HSR Act and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed acquisition of Merant by SERENA, or any matters arising from that proposed acquisition;

(ii)	insofar as the merger provision of the Enterprise Act 2002 may be applicable, the Office of Fair Trading indicating in terms satisfactory to SERENA, that it does not intend to refer the proposed acquisition of Merant by SERENA, or any matter arising therefrom, to the Competition Commission, or the statutory period for any such referral expiring without such reference having been made, or the Office of Fair Trading accepting undertakings from SERENA in terms satisfactory to SERENA, in lieu of referring the proposed acquisition by SERENA of Merant, or any matter arising therefrom, to the Competition Commission; and

(iii)	no statute, rule, regulation, executive order, decree, ruling or injunction having been enacted, entered, promulgated or enforced by any court or other governmental or regulatory entity having jurisdiction over the Offer, the Wider Merant Group or the SERENA Group that prohibits, restrains or enjoins the consummation of the Offer.

(e)	all necessary notifications and filings having been made, all applicable waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in Merant or control (directly or indirectly) of Merant or any other member of the Wider Merant Group by any member of the SERENA Group or the carrying on by any member of the Wider Merant Group of its business, where the absence thereof would have a material adverse affect in the context of the Wider Merant Group taken as a whole;

(f)	all necessary Authorisations in any jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in Merant or control (directly or indirectly) of Merant or any other member of the Wider Merant Group by any member of the SERENA Group or the carrying on by any member of the Wider Merant Group of its business in any jurisdiction having been obtained, in terms and in a form satisfactory to SERENA, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Merant Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect in the context of the Offer and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise unconditional in all respects and there being no notice of any intention to revoke, suspend, restrict, adversely modify or not to renew any of the same;

(g)	except as fairly disclosed to SERENA by or on behalf of Merant, or disclosed in Merant filings with the SEC, or as disclosed in the Annual Report and Accounts of Merant, or as publicly announced by Merant (by the delivery of an announcement to a Regulatory Information Service), prior to the date of this announcement, there being no provision of any arrangement, agreement, license, permit, franchise or other instrument to which any member of the Wider Merant Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Merant or any other member of the Wider Merant Group by any member of the SERENA Group or otherwise, could or might reasonably be expected to result in, (in any case to an extent which is or would be material in the context of the Wider Merant Group taken as a whole):

(i)	any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Merant Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider Merant Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Merant Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, license, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Merant Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)	any asset or interest of any member of the Wider Merant Group being or falling to be disposed of or ceasing to be available to any member of the Wider Merant Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Merant Group, in each case, otherwise than in the ordinary course of business;

(v)	any member of the Wider Merant Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the creation of liabilities (actual or contingent) by any member of the Wider Merant Group, otherwise than in the ordinary course of business;

(vii)	the rights, liabilities, obligations or interests of any member of the Wider Merant Group under any such arrangement, agreement, license, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated, adversely modified or affected;

(viii)	the financial or trading position of any member of the Wider Merant Group being prejudiced or adversely affected, or

(ix)	no event having occurred which, under any provision of any such arrangement, agreement, license, permit or other instrument, could result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition (g) in any case to an extent which is or would be material in the context of the Wider Merant Group taken as a whole;

(h)	since 30 April 2003 and except as disclosed in the Annual Report and Accounts of Merant, or in Merant filings with the SEC, or as otherwise publicly announced by Merant (by the delivery of an announcement to a Regulatory Information Service), or as otherwise fairly disclosed to SERENA by or on behalf of Merant prior to the date of this announcement no member of the Wider Merant Group having:

(i)

issued or agreed to issue, or authorised or proposed the issue of, additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities other than as between Merant and wholly-owned subsidiaries of Merant and other than any options granted as disclosed to SERENA prior to the date of the announcement and any shares, with the consent of SERENA issued upon the exercise of any options granted under any of the Merant Share Option Schemes;

(ii)	purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital (other than with respect to any wholly-owned subsidiary of Merant);

(iii)	recommended, declared, issued, paid or made or proposed to recommend declare, pay, issue or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Merant or a wholly-owned subsidiary of Merant);

(iv)	made, committed to make, authorised, proposed or announced an intention to propose any change in its share or loan capital;

(v)	merged with, demerged or acquired any body corporate, partnership or business, or (other than a transaction between Merant and a wholly-owned subsidiary of Merant) acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (which is material in the context of the Wider Merant Group taken as a whole);

(vi)	issued, authorised or proposed the issue of, or authorisation of or made any change in or to any debentures or (except in the ordinary course of business) incurred or increased any indebtedness or liability (actual or contingent), including pursuant to any agreements or arrangements existing prior to the date of this announcement, which in any case is material in the context of the Wider Merant Group taken as a whole;

(vii)	entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise), and which in any case is reasonably likely to be material in the context of the Wider Merant Group taken as a whole or the SERENA Group taken as a whole, as the case may be, which:

(A)	is of a long term, onerous or unusual nature or magnitude or which is reasonably likely to involve an obligation of such nature or magnitude; or

(B)	which is reasonably likely to restrict the business of any member of the Wider Merant Group or any member of the SERENA Group; or

(C)	is other than in the ordinary course of business;

(viii)	entered into or varied or made any offer to enter into or vary the terms of, any contract, agreement or arrangement with any of the directors of Merant or with Stephen King, Scott Hildebrandt, Diane Williams, Robert Blaskowsky, Stephen Going, Robert Dunne, Brian Unruh or Rees Withers;

(ix)

(other than in respect of any member which is or was at this time dormant) taken or proposed any corporate action or had any legal proceedings instituted or threatened in writing against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Wider Merant Group taken as a whole;

(x)	been unable, or admitted in writing that it is unable, to pay its debts as they fall due or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business which in any case is material in the context of the Wider Merant Group taken as a whole;

(xi)	waived or compromised or settled any claim in a manner which is material in the context of the Wider Merant Group taken as a whole;

(xii)	made any alteration to its memorandum or articles of association that is material in the context of the Offer;

(xiii)	implemented, effected or authorised, or proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, merger, scheme or other transaction or arrangement except (in the case of members of the Wider Merant Group other than Merant) to an extent which is not material in the context of the Wider Merant Group taken as a whole;

(xiv)	amended the terms (including the terms relating to acceleration or vesting) of any Merant Share Option Schemes in a manner that is material in the context of the Wider Merant Group taken as a whole;

(xv)	entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition (h);

(i)	since 30 April 2003 and except as disclosed in the Annual Report and Accounts of Merant, or in Merant filings with the SEC, or as otherwise publicly announced by Merant (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to SERENA by or on behalf of Merant prior to the date of this announcement:

(i)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Merant Group which in any case is material in the context of the Wider Merant Group taken as a whole;

(ii)	no contingent or other liability of any member of the Wider Merant Group having arisen or become apparent or increased which in any case is material in the context of the Wider Merant Group taken as a whole;

(iii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Merant Group is or is reasonably likely to become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Merant Group which in any case is material in the context of the Wider Merant Group taken as a whole; and

(iv)	SERENA not having discovered that any member of the Wider Merant Group or any partnership company or other entity in which any member of the Wider Merant Group has a significant economic interest and which is not a subsidiary undertaking of Merant is subject to any liability (actual or contingent) which is not disclosed in the Annual Report and Accounts of Merant and which in any case is material in the context of the Wider Merant Group taken as a whole;

(j)	except as disclosed in the Annual Report and Accounts of Merant, or in Merant filings with the SEC, or as otherwise publicly announced by Merant (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to SERENA by or on behalf of Merant prior to the date of this announcement, SERENA not having discovered that any financial or business or other information concerning the Wider Merant Group disclosed at any time by or on behalf of any member of the Wider Merant Group, to any member of the SERENA Group, whether publicly or otherwise, is materially misleading or contains any material misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of this announcement by disclosure either publicly or otherwise to SERENA to an extent which in any case is material in the context of the Wider Merant Group taken as a whole;

(k)	since 30 April 2003 and except as disclosed in the Annual Report and Accounts of Merant, or in Merant filings with the SEC, or as otherwise publicly announced by Merant (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to SERENA by or on behalf of Merant prior to the date of this announcement, being the last practicable date before the Offer was first announced:

(i)	any past or present member of the Wider Merant Group has not complied with any applicable legislation or regulations of any relevant jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Merant Group which in any case is material in the context of the Wider Merant Group taken as a whole;

(ii)	there is, or is reasonably likely to be, any liability, whether actual or contingent, or requirement to improve or install new plant or equipment or to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Merant Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any case is material in the context of the Wider Merant Group taken as a whole; or

(iii)	circumstances exist whereby a person or class of persons would be reasonably likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out (including without limitation with respect to ownership or infringement of intellectual property) by any past or present member of the Wider Merant Group which is or would be material in the context of the Wider Merant Group taken as a whole.

For the purpose of these conditions:

(a)	“Third Party” means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, administrative or investigative body, authority (including any national antitrust, competition or merger control authorities or similar authorities), court, trade agency, association, institution or professional or environmental body in any relevant and applicable jurisdiction;

(b)	a Third Party shall be regarded as having “intervened” if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and “intervene” shall be construed accordingly;

(c)	“Authorisations” means authorisations, orders, recognitions, determinations, certificates, consents, permissions, licenses, clearances, and approvals other than those the need for which has been fairly disclosed prior to the date of this announcement;

(d)	“Wider Merant Group” means the Merant Group and associated undertakings and any other body corporate, partnership joint venture or person in which the Merant Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

Subject to the requirements of the Panel, SERENA reserves the right to waive all or any of the above conditions, in whole or in part, except condition (a).

The Offer will lapse unless the conditions have been determined by SERENA to have been and to remain satisfied, fulfilled or (if capable of waiver) waived by 3:00 pm (London time), 10:00 am (New York City time), on the final closing date of the Offer in accordance with the City Code or with the consent of the Panel and subject to any requirements of the laws of the United States.

The Acceptance Condition shall be capable of being satisfied or being treated as satisfied only at the time when all of the other conditions shall have been either satisfied, fulfilled or (to the extent permitted) waived unless SERENA, with the consent of the Panel, shall otherwise decide. The Offer is capable of becoming unconditional in all respects only on a closing date, unless SERENA in compliance with US securities laws otherwise decides. Following the delivery by SERENA to the US Depositary of a notice of acceptance in respect of Merant ADSs tendered pursuant to a letter of transmittal, SERENA shall be deemed to have acquired or agreed to acquire the tendered Merant ADSs and the Merant Shares represented by such Merant ADSs.

SERENA shall be under no obligation to waive or treat as satisfied any of conditions (a) to (k) inclusive by a date earlier than the latest date for its satisfaction notwithstanding that any other condition of the Offer may on or before such date have been waived or fulfilled and/or that there are no circumstances indicating that any such conditions may not be capable of fulfillment, provided that SERENA will waive the Conditions set out in paragraphs (c), (d) (iii) and (e) to and including (k) above not later than the fifth business day after the later of (i) the twentieth business day after the date the Offer is commenced and (ii) the date of satisfaction (or to the extent permitted, waiver by SERENA in its sole discretion) of the last of the conditions set forth in paragraphs (a), (b), (d) (i) and (ii) to be satisfied, unless in each case SERENA has, on or prior to 5:00 pm, California time, on such fifth business day, notified Merant in writing of its intention to invoke any such Condition.

SERENA reserves the right, subject to the consent of the Panel, to extend the time allowed under the rules of the City Code for satisfaction of the Acceptance Condition and accordingly for the satisfaction, fulfillment or, where permitted, waiver of other conditions, and thus, to extend the duration of the initial offer period.

If SERENA is required by the Panel to make an offer for Merant Securities under the provisions of Rule 9 of the City Code, SERENA may make such alterations to the conditions, including the Acceptance Condition, as are necessary to comply with the provisions of that Rule.

The Offer will lapse (unless otherwise agreed by the Panel) if the acquisition of Merant is referred to Competition Commission before the first closing date of the Offer, or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

If the Offer lapses it will cease to be capable of further acceptance. Merant Securityholders who have accepted the Offer and SERENA shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

The Panel wishes to draw the attention of member firms of Nasdaq to certain UK dealing disclosure requirements following this announcement, which commences an Offer Period in accordance with the Code. The Code is published and administered by the Panel. An Offer Period is deemed to commence at the time when an announcement is made of a proposed or possible offer, with or without terms. Merant has equity securities traded on the London Stock Exchange and Nasdaq. SERENA has equity securities traded on Nasdaq.

The disclosure requirements referred to above are set out in more detail in Rule 8 of the Code. In particular Rule 8.3 requires public disclosure of dealings during the Offer Period by persons who own or control or pursuant to an agreement or understanding (whether formal or informal), or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Merant and/or SERENA. Relevant securities include Merant Securities, SERENA Shares and instruments convertible into either Merant Securities or SERENA Shares. In the case of the Offer for Merant, this requirement will apply until the end of the Offer Period.

Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service in the UK and to the Panel (fax number: +44 (0)20 7638 1554).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of Merant or SERENA, whether in New York or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7638 0129, fax number: +44 (0)20 7638 1554).

2.	Certain further terms of the Offer

SERENA and Merant have agreed that in certain circumstances they may, prior to posting the Offer Document, choose to implement the acquisition of the Merant Securities by way of a scheme of arrangement under section 425 of the Companies Act. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those that would apply to the Offer. In particular, condition (a) will not apply and the scheme of arrangement will become effective and binding following:

(a)	the approval by a majority in number of the holders of Merant Securities present and voting at the court meeting (or any adjournment thereof), either in person or by proxy, representing not less than three-fourths in value of the Merant Securities held by such holders;

(b)	the resolution required to approve and implement the scheme and set out in the notice of extraordinary general meeting of the Merant Securityholders being passed by the requisite majority at such extraordinary general meeting; and

(c)	the sanction of the scheme and confirmation of any reduction of capital involved therein by the Court (in both cases with or without modifications, on terms reasonably acceptable to SERENA) and an office copy of the order of the Court sanctioning the scheme and confirming the cancellation of share capital (if any) which forms part of it being delivered for registration to the Registrar of Companies in England and Wales and being registered by him.

Merant Securities will be acquired by SERENA fully paid up and free from all liens, equities, charges, encumbrances and other third party rights and/or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions declared, made or payable after the date of this announcement.

The Offer will be on the terms and will be subject, inter alia, to the Conditions which are set out in part 1 of this Appendix and those terms which will be set out in the Offer Document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority, the provisions of the Code and applicable requirements of US federal and state securities law and the applicable rules of Nasdaq. The Offer and any acceptances thereunder will be governed by English law.

The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

(i)	The value placed by the Offer on the entire issued share capital of Merant reflects the agreement between the parties and is based on:

•	105,516,545 Merant Shares in issue on 2 March 2004 (as sourced from Merant);

•	the price per SERENA Share of US$21.78, which is calculated as the average Closing Price of SERENA Shares as reported on Nasdaq for the twenty United States trading days ended 1 March 2004; and

•	an exchange rate of US$1.8488 : £1.00, which is calculated as the average daily exchange rate for the five trading days ended 3 March 2004.

(ii)	Merant has outstanding options to subscribe for 16,443,389 Merant Shares currently exercisable or exercisable as a consequence of the Offer, excluding options over issued Merant Shares granted by Merant’s employee benefit trusts, on 2 March 2004 (as sourced from Merant).

(iii)	The Closing Price of a Merant Share is derived from SEDOL on the dates stated.

(iv)	The financial information relating to Merant is extracted from the Annual Report and Accounts of Merant and third quarter results as announced on 3 March 2004.

(v)	The entire issued share capital of SERENA is based on 38,352,090 SERENA Shares in issue on 2 March 2004 (as sourced from SERENA).

(vi)	SERENA has vested and unvested options outstanding in respect of 4,980,959 SERENA Shares on 2 March 2004 (as sourced from SERENA).

(vii)	The Closing Price of a SERENA Share is as reported on Nasdaq on the dates stated.

(viii)	The financial information relating to SERENA is extracted from its unaudited results statement as announced on 19 February 2004.

(ix)	The daily US$ : £1.00 exchange rate is derived from the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“Acceptance Condition”	the acceptance condition in paragraph 1 (a) of Appendix I

“Acceptance Form(s)”	the Form of Acceptance and, with respect to Merant ADSs only, the Letter of Transmittal and the Notice of Guaranteed Delivery

“ADS”	an American Depository Share

“Annual Report and Accounts of Merant”	the annual report and accounts of Merant for the financial year ended 30 April 2003

“Australia”	the Commonwealth of Australia, its states, territories and possessions and all areas subject to its jurisdiction or any subdivision thereof

“Canada”	Canada, its provinces and territories and all areas subject to its jurisdiction or any subdivision thereof

“City Code” or “Code”	The City Code on Takeovers and Mergers of the UK

“Closing Price”	the closing middle market quotation of a Merant Share as derived from the SEDOL or the last reported sale price of a SERENA Share as reported on Nasdaq as the case may be

“Companies Act”	the Companies Act 1985, as amended

“Conditions”	the conditions of the Offer set out in Appendix I of this announcement and “Condition” means any one of them

“Exchange Act”	The US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“Form of Acceptance”	the form of acceptance relating to the Offer for use by holders of Merant Shares

“HSR Act”	the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended

“Japan”	means Japan, its possessions and territories and all areas subject to its jurisdiction or any subdivision thereof

“Lehman Brothers”	Lehman Brothers Europe Limited, financial adviser to SERENA

“Letter of Transmittal”	the letter of transmittal relating to the Offer for use by holders of Merant ADSs

“London Stock Exchange”	London Stock Exchange plc

“Merant”	Merant plc

“Merant ADRs”	American Depository Receipts evidencing interests in Merant ADSs

“Merant ADSs”	American Depository Shares of Merant, each representing 5 Merant Shares

“Merant Board”	the board of directors of Merant

“Merant Directors” or “Directors of Merant”	the directors of Merant at the date of this announcement

“Merant Group”	Merant and its subsidiary undertakings

“Merant Securities”	Merant Shares and Merant ADSs

“Merant Securityholders”	holders of Merant Securities

“Merant Shareholders”	holders of Merant Shares

“Merant Shares”	ordinary shares of 2 pence each in the capital of Merant

“Merant Share Schemes”	the Intersolv. Inc. amended and restated 1992 stock option plan, options granted under the Micro Focus Group Plc Employee Benefit Trust 1994, the 1996 Micro Focus Share Option Plan, the Micro Focus Group Inland Revenue Approved Share Option Scheme, the Intersolv, Inc. 1997 Employee Stock Option Plan, the Merant Plc Inland Revenue (1998) Approved Share Option Scheme, the 1998 Merant Share Option Plan, the Merant Plc 1999 Employee Share Purchase Plan and options granted under the Merant Plc Employee Benefit Trust 2003 including pursuant to the 2003 Merant Share Incentive Plan

“Nasdaq”	The National Association of Securities Dealers Automated Quotation system

“Notice of Guaranteed Delivery”	the notice of guaranteed delivery relating to the Offer for use by holders of Merant ADSs

“Offer”	the recommended cash and share offer to be made by SERENA and Lehman Brothers on its behalf (outside of the United States) to acquire the entire issued and to be issued share capital of Merant not held by SERENA, including (as appropriate) the offer to holders of Merant ADSs in respect of the Merant Shares underlying such ADSs, on the terms and subject to the Conditions to be set out in the Offer Document and including, where the context so requires, any subsequent revision, variation, extension or renewal of, or election available under, such Offer

“Offer Document”	the document to be despatched to Merant Shareholders and, for information only, to participants in the Merant Share Schemes which will set out the terms and Conditions of the Offer

“Official List”	the Official List of the UK Listing Authority

“Offer Period”	the period commencing with this announcement and ending on whichever of the following dates shall be the latest (i) the first closing date of the Offer; (ii) the date on which the Offer lapses; and (iii) the date on which the Offer becomes or is declared unconditional as to acceptances

“Panel”	the Panel on Takeovers and Mergers, the body which regulates takeover offers in the UK

“Registration Statement”	the registration statement on Form S-4 relating to the SERENA Shares to be offered as consideration pursuant to the Offer

“Regulatory Information Service”	any regulatory information service listed in schedule 12 of the Listing Rules of the UK Listing Authority

“SERENA”	SERENA Software Inc.

“SERENA Directors” or “Directors of SERENA”	the directors of SERENA at the date of this announcement

“SERENA Group”	SERENA and its subsidiaries and subsidiary undertakings

“SERENA Shareholders”	the holders of SERENA Shares

“SERENA Shares”	ordinary shares of $0.001 each in the capital of SERENA

“SEC”	The Securities and Exchange Commission in the US

“SEDOL”	The Stock Exchange Daily Official List published by the London Stock Exchange

“Treaty on European Union”	means the Treaty of Rome of 25 March 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on 7 February 1992 and came into force on 1 November 1993)

“UBS” or “UBS Investment Bank”	UBS Limited

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services Act and in the exercise of its functions in respect of admission to the Official List

“US Depositary”	The US depositary to be specified in the Offer Document

“United States”, “US” or “USA”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia or any area subject to its jurisdiction or any political subdivision thereof

“US Dollar”, “US$” or “$” or “cents” or “c”	the lawful currency of the United States

“£” or “pounds sterling” or “pence” or “p”	the lawful currency of the United Kingdom

For the purposes of this announcement “subsidiary”, “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to the Companies Act which shall be excluded for this purpose.

SERENA Software, Inc. intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a prospectus of SERENA, a tender offer statement and other relevant materials in connection with the proposed offer. Investors and security holders of Merant plc are urged to read the prospectus and the other relevant materials when they become available because they will contain important information about SERENA, Merant and the proposed transaction. The prospectus, the tender offer statement and other relevant materials (when they become available), and any other documents filed by SERENA or Merant with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SERENA by contacting SERENA Investor Relations, 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538, USA, telephone: (650) 522-6600. Investors and security holders may obtain free copies of the documents filed with the SEC by Merant by contacting Merant Investor Relations, 3445 NW 211th Terrace, Hillsboro, Oregon 97124, USA, telephone: (503) 617-2753. A description of the interests of the executive officers and directors of Merant will be set forth in the prospectus that will be included in the registration statement. Investors and securityholders may obtain additional information regarding the interests of such potential participants by reading the prospectus and the other relevant documents filed with the SEC when they become available.